No Act

PE 12/13/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC
JAN 30 2012
Washington, DC 20549

[redacted]

12025364

January 30, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-30-12

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 13, 2011

Dear Mr. Mueller:

This is in response to your letter dated December 13, 2011 concerning the shareholder proposal submitted to GE by the CWA Employees Pension Fund. We also have received a letter on the proponent's behalf dated December 22, 2011. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Frederick B. Wade
fred.wade@mtownlaw.com

January 30, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 13, 2011

The proposal requests that the board of directors take the steps necessary to adopt a policy that limits executive compensation of certain senior executives to a competitive base salary, an annual bonus of not more than fifty percent of base salary, and competitive retirement benefits.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponent failed to provide this statement within 14 calendar days from the date the proponent received GE's request under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Frederick B. Wade
ATTORNEY AT LAW

FAX (608) 255-3358

SUITE 740
122 WEST WASHINGTON AVENUE
MADISON, WISCONSIN 53703

Phone (608) 255-5111

VIA E-MAIL

December 22, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request of the General Electric Company for a No-Action Letter With Respect to the Shareholder Proposal of the CWA Employees Pension Fund

Ladies and Gentlemen:

I. Introduction

This letter is submitted in response to the General Electric Company (the Company), which is seeking a no-action letter with respect the shareholder proposal of the CWA Employees Pension Fund(the Fund, by letter dated December 13, 2011. In accord with Staff Legal Bulletin 14D (November 7, 2008), this letter is being submitted by e-mail to the Commission staff at shareholderproposals@sec.gov. It is also being transmitted by e-mail to counsel for the company.

The Proposal asks the Company's Board of Directors to "take the steps necessary to adopt a policy that shall limit executive compensation of the senior executives named in the proxy statement to a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits." The Supporting Statement states that the intent is the adoption of a new executive compensation policy that would be more "focused" and "transparent," without any "excessive discretionary bonuses that distort any notion of reasonable" compensation, and without "high awards of incentive pay [that] may encourage risky behavior."

II. The Staff Should Reject the Company's Claim That the Proponent Failed to Provide a Statement of Its Intent to Hold the Requisite Number of Shares Through the Date of the 2012 Annual Meeting

The Company's first argument for exclusion of the Proposal is a claim (p.4) that "the Proponent has failed to provide the Company with a written statement of its intent to hold the requisite amount of Company shares through the date of the 2012 Annual Meeting as required by Rule 14a-8(b)." The Company makes this claim despite the fact that the Proponent's submission letter, which is dated November 14, 2011, and which is attached as part of Company Exhibit A, contains a statement at the beginning of paragraph 3 that was plainly intended to comply with the requirement of Rule 14a-8(b).

The submission letter makes clear that the Fund holds the requisite number of shares in paragraph 2. Paragraph 3 states that "the Fund intends to continue to own General Electric common stock through the date of the Company's 2012 annual meeting" (See Company Exhibit A, p. 1). Under the circumstances set forth below, the Fund submits that the Staff should accept the foregoing statements as a sufficient statement of its intent within the meaning of Rule 14a-8(b).

First, the Fund submits that the juxtaposition of the two sentences makes clear that it intends to hold its shares of General Electric common stock through the date of the Annual Meeting. While the statement of intent might be more clear if it contained the word "the" before the reference to "General Electric Common stock," that definite article is plainly implicit. The meaning and intent is clear and unmistakable, when the two sentences are taken as a whole, and read in context in the light of their purpose and function.

Second, the Fund has used a form letter for the submission of shareholder proposals for at least six years that has used an identical statement of intent, except for the date of the annual meeting involved (See General Electric Company, Jan. 13, 2006). Two of these proposals have been submitted to the General Electric Company (General Electric Company, Jan. 13, 2006; General Electric Company,

Feb. 2, 2011). Yet, there has never before been a claim that the meaning of its statement of intent was deficient or unclear. The identical language has been uniformly understood, by both the Fund and by the recipients, as an expression of the Fund's intent to hold all of the referenced shares through the date of the next annual meeting.

Third, the Fund submits that the Company failed to provide adequate notice that it believed the Fund's statement of intent was insufficient. The Company's notice was defective in two respects.

In the first place, the notice is inaccurate in asserting the nature of the alleged defect. The Company letter objects that the statement of intent "indicates only that the Fund plans to retain an unspecified number of Company shares through the next Annual Meeting" (See Company Exhibit B, p. 3).

Contrary to the Company's assertion, Rule 14a-8(b) does not contain any requirement that a Proponent must specify the number of shares that it intends to hold through the date of the Annual Meeting. Instead, the Rule merely requires a Proponent to submit a written statement that the Proponent intends "to continue to hold the securities [that it uses to establish proof of ownership] through the date of the meeting . . . ." (emphasis added). As noted above, the Fund submits that this requirement was met in its cover letter at the time the Proposal was submitted.

The second defect in the Company's "notice" is the fact that it was buried unobtrusively, in a single sentence, on page three of a Company letter dated November 22, 2011, following two pages of detailed and complicated boilerplate about the need for the Fund to have the holder of record submit "proof of ownership." (See Company Exhibit B, p. 3). The Company letter consists of the kind of "legalese" that is "wordy, complicated and often unintelligible to an outsider." Webster's Third New International Dictionary (2002).

The Company's boilerplate "proof of ownership" request was an effective camouflage for the single sentence that asked for the number of shares the Fund intended to hold, because the Fund has routinely received letters that request "proof of ownership." This is because the Fund's shares have been held of record by financial institutions, because the Fund's "proof of ownership" has always been provided at a later date, and because the interim between the submissions has routinely triggered company transmissions of "proof of ownership" requests.

Under these circumstances, the non-lawyer staff of the Fund reasonably believed that the Company's letter was the same kind of pro forma request for "proof of ownership" that had been received in the past, and that nothing more had to be done because the holder of record had already been directed to submit the necessary "proof." There was nothing, apart from the single inaccurate sentence noted above, which was camouflaged within three pages of wordy legalese, to give the representatives of the Fund notice that some additional action was required.

The Supreme Court has repeatedly held that Congress intended federal securities legislation "to be construed, 'not technically and restrictively, but flexibly to effectuate its remedial purposes.'" *Affiliated Ute Citizens of Utah v. U.S.*, 406 U.S. 128, 151 (1972); Accord, *S.E.C. v. Zandford*, 535 U.S. 813, 819 (2002). In addition, the Commission's shareholder proposal rule is among those that the Commission has adopted for the protection of ordinary investors. That is why it was one of the first Commission rules to be written in "plain English."

In view of the foregoing circumstances, the Fund submits that the Staff should reject the Company's claim. A narrow and restrictive interpretation of Rule 14a-8(b) would represent a victory for the concept of caveat emptor, which the federal securities laws are designed to constrain.

III. There Is No Merit to the Company's Claim That the Proposal May be Excluded Under Rule 14a-8(i)(3)

The Company also asserts that the Proposal may be excluded under Rule 14a-8(i)(3) on the unfounded theory that it uses vague and misleading terminology. For the reasons set forth below, the Fund submits that there is no merit to any of the arguments that the Company has presented with respect to Rule 14a-8(i)(3).

A. There Is No Merit to the Company's Claim That the the Word "Limit" is Vague and Susceptible of Differing Interpretations

As noted above, the Proposal asks the Company's Board of Directors to "take the steps necessary to adopt a policy that shall limit executive compensation of the senior executives named in the proxy statement to a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits." The Fund submits that this language is clear and precise in asking that the Company's existing compensation program, as described in the Company's 2011 proxy statement (pp. 26-27 and 30-43), be replaced with a new program that: (1) eliminates most of the existing components of the Company's executive compensation program, including incentive pay in the form of stock options, restricted stock units, performance share units, and long-term performance awards; and (2) retains just three residual elements: "a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits."

In this context, counsel for the Company concedes that "a plain reading of the Proposal," and of its use of the word "limit," is as a request that "the Company should eliminate all forms of executive compensation other than 'a competitive base salary, an annual bonus of not more than fifty percent of base salary, and competitive retirement benefits.'" (p. 6, emphasis added). Counsel has also conceded that "shareowners reading the Proposal . . . could easily expect it to mean that the Company should eliminate equity awards and other forms of compensation except for 'a competitive base salary, an annual bonus of not more than fifty percent of base salary, and competitive retirement benefits.'" (p. 6, emphasis added).

Despite acknowledging this "plain reading of the Proposal," as set forth above, Company counsel proceeds to assert that there is a "second possible interpretation" of the word "limit." (See pp. 6-8). However, this argument is largely unintelligible and fraught with non-sequiturs.

The Company contends, inexplicably, that its alternative "interpretation" of the use of the word "limit," is one that "would not change other elements of compensation." (See pp. 6-7). This argument ignores the plain and unequivocal mandate of the Proposal that the components of executive compensation should be reduced to the three categories of compensation that the Proposal has enumerated. It also ignores the plain language of the Supporting Statement, which reflects an unequivocal desire to make the Company's compensation program more "focused" and "transparent," by eliminating the absurd idea that "an executive may be motivated by 'incentives' [such as the stock options, restricted stock units, performance share units, and long-term performance awards that are a major part of the current executive compensation program] to enhance the level of his or her performance by a factor of more than 50%."

The Company's alternative "interpretation" of the word "limit" also posits the fanciful notion that the word is used in a manner that is inconsistent with any future increase in the amounts that might be paid for the three compensation components that the Proposal would retain (See pp. 6 and 7). This Company argument is utter nonsense for two reasons. First, the Proposal plainly uses the word "limit" to constrain the components of executive compensation, and does not make reference to the amounts of base salary and retirement benefits that would be paid in the future. Second, the alternative "interpretation" also ignores the plain and unequivocal mandate of the Proposal that future amounts of base salaries and retirement benefits should be set at "competitive" levels, and the precise language of the Proposal that any future annual bonus should not exceed "fifty per cent of base salary."

Contrary to the argument of the Company (p.8), no reasonable shareholder could expect the Company to eliminate tens of millions of dollars in incentive compensation in the form of stock options, restricted stock units, performance share units, and long-term performance awards, without at least the possibility of some offsetting increases in the remaining components of compensation. The fact that the Proposal is explicit in asking that base salary and retirement benefits be set at "competitive" is therefore a clear and complete refutation of the Company's strange "interpretation" that the word "limit" should be construed as a mandate to reduce or maintain the future amounts of compensation that would be paid to senior executives in the form of base salary, an annual bonus and retirement benefits, if the Proposal is implemented.

B. There Is No Merit to the Company's Claim That the Word "Competitive" is Vague in the Context of the Proposal

The Company presents an additional claim that the Proposal is impermissibly vague insofar as it calls for a "competitive base salary" and "competitive retirement benefits." (See p. 7). However, it has been a standard practice for of many, if not most companies, for at least two or three decades, to set target amounts of executive compensation at levels that they have calculated to be "competitive." This is something that companies know how to do. In addition, this widespread practice demonstrates that the Proposal is not calling for the adoption of a standard that is innovative and untried.

Typically, a company will hire compensation consultants to identify peer group companies. Once the peer group has been identified, the consultant will conduct an executive compensation survey so that the company will have the benefit of what the Company letter calls "a competitive range analysis in setting compensation for its executives." (See p. 7).

Under these circumstances, there is no ambiguity, in the meaning of the word "competitive," as it is used in the Proposal. It plainly connotes that the Company should evaluate its executive compensation program by comparing its compensation program with those of its peers. From this perspective, the word "competitive" is both explicit and unequivocal in making clear that the Company should engage in the same kind of inquiry that other companies have used for decades to determine whether the elements of their executive compensation programs are competitive.

C. There Is No Merit to the Company's Claim That the the Proposal Provides Little or No Guidance as to How it Would be Implemented

The Company also claims that the Proponent has provided "little" or "no guidance" to assist the Company and its shareowners in determining how it would be implemented. (See pp. 8-9). However, for the reasons already set forth above, it is apparent that the Proposal is both clear and precise in providing guidance as to what would be done if the Company were to adopt and implement the Proposal.

First, as noted above, the Proposal provides clear "guidance" as to how it would be implemented in its mandate that the Company should eliminate most of the incentive compensation that is part of its existing executive compensation program, as part of its effort to reduce the components of that compensation from the many distinct elements that are set forth in the 2011 proxy statement, to the three components of executive compensation that the Proposal would retain. The remaining components would be limited, as discussed above, to "a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits."

Second, the Proposal provides clear "guidance" as to how it would be implemented in its mandate that base salaries and retirement benefits should be "competitive." As a result, the Company would have to identify a number of peer group companies, and then conduct an executive compensation survey of those peers, in order to establish a basis for determining the amounts of base salary and retirement benefits that would be "competitive." This could be done, either by hiring a compensation consultant to perform the task, as most companies do, or by utilizing the Company's own staff to conduct a compensation survey. With the compensation survey information in hand, and any other information it might acquire to further inform the decision-making process, the Compensation Committee and/or the Board of Directors would have to make a determination with respect to the amounts of base salary and retirement benefits that would be "competitive" in relation to the Company's peer group.

In this context, the "guidance" as to how the Proposal should be implemented underscores the fact that implementation would require the elimination of all incentive compensation other than "an annual bonus of not more than fifty per cent of base salary." In contrast, the Summary Compensation Table on page 30 of the Company's 2011 proxy statement indicates that the compensation of named executive officers in the form of an annual bonus was far in excess of the 50% mark that the Proposal would establish for base salaries, and that incentive pay in the form of stock options, restricted stock units, and performance stock units amounted to more than two times the amount of the base salaries for each of the Company's named executives. In addition, while the Company claims that the Proposal does not attempt to explain how the Proposal "would operate in the context of the Company's existing compensation program, or what would happen with respect to . . . [these other] elements of compensation" (See p.8), it ignores the explicit language calling for their elimination.

It is also evident that the Company would be required, either to change its existing policy with respect to the use of "a competitive range analysis in setting compensation for its executives" (See p. 7), or to give more weight to the "comparative data" that it may already collect "as a reference point," but now considers as only "one among several factors in setting [its executive] pay" (See 2011 proxy statement, p. 25). In the interests of establishing an executive compensation program that would be more focused and transparent, a determination of the amounts necessary to be "competitive" would become the sole standard for making executive compensation awards.

In this context, it is ironic that the Company is complaining that neither the Company nor the shareholders could determine with any reasonable certainty what would happen if the Proposal should be adopted and implemented by the Company, because a lack of any "reasonable certainty" is precisely what is wrong with the Company's existing compensation program. The Company used more than 21 pages of dense, small print text in an effort to explain the current executive compensation program in its 2011 proxy statement. (See 2011 proxy statement, pp. 21-42). That discussion is replete with vague terminology, contingencies that will occur over future periods of time, and different criteria for making awards of incentive compensation, which make it literally impossible for shareowners to determine, with any reasonable degree of certainty, what the named executives will ultimately receive in compensation when the incentive pay awards are ultimately paid out or realized. Yet, the Company proceeded to ask the shareowners to vote on the advisory resolution on executive compensation that was set forth at page 49 of the 2011 proxy statement, and asked that they approve its compensation program, on the basis of those same vague and indefinite disclosures.

D. The Company Has Failed to Demonstrate That Any of the Cited No-Action Letters Are Relevant to the Specific Claims that the Company has Presented

The Company letter has cited a plethora of no-action letters in the course of its argument, but these merely recite general principles concerning what Rule 14a-8(i)(3) requires. That letter has failed to identify any a no-action letter that has applied those general principles to the factual situation, or the words, that are at issue here. Under these circumstances, there is no guiding precedent for deciding the Company's request, and the questions presented must be decided on the unique facts concerning the instant Proposal.

IV. Conclusion

For the reasons set forth above, the Fund respectfully asks that the Staff deny the Company's request for a no-action letter.

Sincerely,

/S/

Frederick B. Wade

c. Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

shareholderproposals@gibsondunn.com

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 13, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of the CWA Employees Pension Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from the CWA Employees Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, the shareholders request that the Board of Directors take the steps necessary to adopt a policy that shall limit executive compensation of the senior executives named in the proxy statement to a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to:

- Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to provide a statement of intent to hold the requisite shares through the date of the 2012 Annual Meeting; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated November 14, 2011. The Proponent's submission contained two procedural deficiencies: (i) it did not provide verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares; and (ii) it did not include a statement of the Proponent's intention to hold the requisite number of Company shares through the date of the 2012 Annual Meeting of Shareowners.

Accordingly, in a letter dated November 22, 2011, which was sent on that day via overnight delivery within 14 days of the date the Company received the Proposal, the Company sent the Proponent a letter notifying it of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- that the Proponent must submit verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares;
- that the Proponent must submit a written statement of its intent to hold the requisite number of Company shares through the date of the Company's Annual Meeting under Rule 14a-8(b); and
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011). The Company's records confirm delivery of the Deficiency Notice at 10:33 a.m. on November 23, 2011. *See* Exhibit C.

The Company received the Proponent's response to the Deficiency Notice on November 28, 2011. The Proponent's response did not include a statement confirming the Proponent's intent to hold the shares through the date of the Company's Annual Meeting. *See* Exhibit D. As of the date of this letter, the Proponent has not provided such a statement.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide A Statement Of Intent To Hold The Requisite Shares Through The Date Of The 2012 Annual Meeting.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate its eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must ... continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting." Staff Legal Bulletin No. 14 (Jul. 13, 2001) ("SLB 14") specifies that a shareowner is responsible for providing the company with a written statement that he or she intends to continue holding the requisite number of shares through the date of the shareowner meeting. *See* Section C.1.d., SLB 14. SLB 14 provides:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

The Staff has consistently concurred in the exclusion of shareowner proposals submitted by proponents who, as here, have failed to provide the requisite written statement of intent to continue holding the requisite amount of shares through the date of the shareowner meeting at which the proposal will be voted on by shareowners. For example, in *International Business Machines Corp.* (avail. Dec. 28, 2010), the Staff concurred that the company could exclude a shareowner proposal where the proponents failed to provide a written statement of intent to hold their securities in response to the company's deficiency notice. *See also Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004); *IVAX Corp.* (avail. Mar. 20, 2003); *Avaya, Inc.* (avail. July 19, 2002); *Exxon Mobil Corp.* (avail. Jan. 16, 2001); *McDonnell Douglas Corp.* (avail. Feb. 4, 1997) (in each case the Staff concurred in the exclusion of a shareowner proposal where the proponents did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareowners).

As with the proposals cited above, the Proponent has failed to provide the Company with a written statement of its intent to hold the requisite amount of Company shares through the date of the 2012 Annual Meeting as required by Rule 14a-8(b) despite the Company's timely Deficiency Notice. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The References To Limiting Executive Compensation Are Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareowner proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of 'improved corporate governance'").

In this regard, the Staff has concurred with the exclusion of numerous shareowner proposals requesting changes to compensation policies and procedures due to the proposals' use of vague terms or references. *See The Boeing Co.* (avail. Mar. 2, 2011) (concurring with the exclusion of a proposal requesting, among other things, that senior executives relinquish certain "executive pay rights" because the proposal did not sufficiently explain the meaning of the phrase, rendering the proposal vague and indefinite); *General Electric Co.*(avail. Feb. 10, 2011) (same); *General Electric Co.* (avail. Jan. 21, 2011) (proposal to make changes to short-term performance awards was vague in the context of the company's existing programs); *Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareowner approval for certain senior management incentive compensation programs because the proposal contained key terms and phrases which were undefined and susceptible to differing interpretations); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring in the exclusion of a proposal as vague and indefinite where the proposal sought to reduce the pay of certain company officers and directors "to the level prevailing in 1993"); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy of compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced); *General Electric Co. (Newby)* (avail. Feb. 5, 2003) (concurring in the exclusion of a proposal regarding executive compensation because shareowners would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be able to understand which types of compensation the proposal would have affected); *AT&T Corp.* (avail Mar. 7, 2002) (concurring in the exclusion of a proposal as vague and indefinite that would have implemented a restrictive compensation plan favored by the proponent until the company returned to a "respectable" level of profitability and its share prices increased "considerably").

As in the precedent cited above, the Proposal contains vague terms such that actions taken by the Company in implementing the Proposal may be significantly different from the expectations of the Company's shareowners voting on the Proposal. The Proposal asks the Company to "limit executive compensation of the senior executives named in the proxy statement to a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits." The reference to "limiting" executive compensation, however, is susceptible to at least two meanings: it could mean that executive compensation should consist of nothing more than the enumerated elements, or it could mean that the amount of the enumerated elements should be reduced to the specified levels.

The first possible interpretation of the Proposal, that the Company should eliminate all forms of executive compensation other than "a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits," is suggested by a plain reading of the Proposal, given that the text of the resolution does not refer to other elements of compensation being maintained, and consistent with the derivation of the word "limit" as meaning a boundary on or "to confine." This interpretation is supported by the first sentence of the Supporting Statement where the Proponent states its belief that the overall compensation of the Company's executives is excessive. In recent years, the largest values reflected in the Summary Compensation Table of the Company's proxy statement have consisted of stock awards or equity awards, so that shareowners reading the Proposal as designed to limit the amount of overall compensation paid to the Company's executives could easily expect it to mean that the Company should eliminate equity awards and other forms of compensation except for "a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits."

The second possible interpretation of the Proposal, that the Company should restrict the amount paid as base salary, annual bonus and retirement benefits, as specified in the proposal, but not change other elements of compensation, gains support from a reading of the

Supporting Statement, which almost exclusively addresses the bonuses the Company has paid to its senior executives in recent years, and asserts that the bonus amounts are disproportionate relative to the amounts paid as salaries. Read as such, the Proposal is not addressing or attempting to limit other elements of executive compensation, but instead is addressing only (i) the amount paid as bonuses (expressed in terms of a ratio relative to base salaries), (ii) the amount paid as salaries, in order that the objective of limiting the amount paid as bonuses is not circumvented by increasing salaries, and (iii) derivatively, the amount of retirement benefits, which under the Company's Pension Plan and Supplementary Pension Plan, are based upon, respectively, the executives' salaries (annual benefit accruals are equal to 1.45% of earnings up to $40,000 and 1.9% in excess of $40,000) and the executives' "average annual compensation (base salary and bonus) for the highest 36 consecutive months out of the last 120 months prior to retirement." See the discussion under "2010 Pension Benefits" in the Company's Notice of 2011 Annual Meeting and Proxy Statement (the "2011 Proxy Statement").[1] This second reading also is supported by a sentence in the Supporting Statement that, in arguing that the amounts paid as bonuses should be reduced, seems to suggest that the Proposal would not affect amounts paid to senior executives that are reported under other columns of the Company's Summary Compensation Table.[2]

In addition to the ambiguity arising from the Proposal's reference to seeking to "limit" executive compensation, the Proposal also is vague and potentially misleading in the context of the Company's executive compensation program due to the Proposal's reference to providing a "competitive base salary" and "competitive retirement benefits." As reflected in the Compensation Discussion and Analysis of the 2011 Proxy Statement, under the caption "Key Considerations in Setting Pay; Limited Use of Compensation Consultants and Benchmarking Data," the Company's compensation process does not utilize a competitive range analysis in setting compensation for its executives. Therefore, shareowners considering the Proposal would not know what effect implementing the Proposal would have on senior executives' base salaries and retirement benefits, because they do not know whether the senior executives' current salaries are below a competitive level, at a competitive level or above a competitive level.

The uncertainty over what effect providing for "competitive" base salaries and retirement benefits is intended to have under the Proposal is again exacerbated by the Proposal's vague

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1 Available at: http://www.sec.gov/Archives/edgar/data/40545/000119312511065578/ddef14a.htm#tx122802_13.

2 The sentence reads, "Given the range of other compensation received by executives – base salary, stock awards, option awards, non-equity incentive plan compensation, pensions, deferred compensation and perks – such a disproportionate allocation of annual bonuses to overall compensation is excessive and unnecessary."

reference to a policy to "limit" executive compensation: if limiting executive compensation means eliminating other forms of executive compensation, then the meaning of a "competitive base salary" and "competitive retirement benefits" is particularly vague, as the Proposal could be understood to permit increases in the amount paid as base salary and an increase in retirement benefits. For example, if (because of the Company's emphasis on non-formulaic bonuses that are based on the Management Development and Compensation Committee's evaluation of a broad range of both quantitative and qualitative factors) base salaries currently are below a competitive level, then a reduction in the amount paid as bonuses could result in an increase in base salaries in order to maintain compensation at "competitive" levels. Similarly, if base salaries are currently "competitive" in light of other elements of compensation provided to the senior executives, then limiting executive compensation by eliminating those other elements of compensation could warrant an increase in base salaries in order to remain "competitive." Thus, without any references in either the Proposal or the 2012 Proxy Materials regarding the meaning of the term "competitive" in the context of the Company's executive compensation program, shareowners' understanding of the effects of implementing the Proposal could differ significantly.

The Proponent has provided little guidance to assist the Company's shareowners in determining the manner in which the limitations it proposes would be implemented or the effects of implementation on the amounts of compensation provided. While the Proponent explains at length what shareowners should expect regarding bonus payments, when addressing base salaries and retirement benefits, the Proposal merely suggests that such items should be set at "competitive" levels, and does not attempt to explain how these elements would operate in the context of the Company's existing compensation program or what would happen with respect to other elements of compensation. Furthermore, the Proponent provides no further guidance in the supporting statement as to what results shareowners could expect if such a standard were to be implemented. Because the Proposal does not elaborate on what is meant by the proposed "limit" on executive compensation or what is meant by a "competitive" salary and retirement benefits, neither shareowners nor the Company can, in the terms of SLB 14B, "determine with any reasonable certainty exactly what actions or measures the [P]roposal requires." In this respect, the Proposal is comparable to the other precedent cited above, including the proposals considered in *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal requiring shareowner approval for certain senior management incentive compensation programs because the proposal contained key terms and phrases which were undefined and susceptible to differing interpretations); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring in the exclusion of a proposal as vague and indefinite where the proposal sought to reduce the pay of certain company officers and directors "to the level prevailing in 1993"); *Woodward Governor Co.* (avail. Nov. 26, 2003) (concurring in the exclusion of a proposal which called for a policy of compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced); *General Electric Co. (Newby)* (avail. Feb. 5, 2003) (concurring in the exclusion of a proposal regarding executive compensation because shareowners would not be able to determine what the critical terms "compensation" and "average wage" referred to and thus would not be to understand which types of compensation the proposal would have affected); *AT&T Corp.* (avail. Mar. 7, 2002) (concurring in the exclusion of a proposal as vague and indefinite that would have implemented a restrictive compensation plan favored by the proponent until the company returned to a "respectable" level of profitability and its share prices increased "considerably").

As with the proposals in the no-action letters cited above, the Proposal and supporting statement are impermissibly vague because they fail to define the key terms "competitive" and "limit" as applied to executive compensation, and provide no guidance on how the Proposal should be implemented by the Company. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading, and thus excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

Enclosure(s)

cc: Lori Zyskowski, General Electric Company
Tony Daley, CWA Employees Pension Fund

GIBSON DUNN

EXHIBIT A

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100

Via Fax & Mail

November 14, 2011

Mr. Brackett Denniston
Sr. VP, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

Dear Mr. Denniston:

Re: Submission of Shareholder Proposal

On behalf of the CWA Employees Pension Fund ("Fund"), we hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the General Electric Company proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2012. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is a beneficial holder of General Electric common stock with market value in excess of $2,000 held continuously for more than a year prior to this date of submission.

The Fund intends to continue to own General Electric common stock through the date of the Company's 2012 annual meeting. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley, CWA Research Department. He can be reached at tdaley@cwa-union.org or 202-434-9515.

Sincerely,

George Kohl

George Kohl
Senior Director

Enclosure

Shareholder Proposal

Resolved, the shareholders request that the Board of Directors take the steps necessary to adopt a policy that shall limit executive compensation of the senior executives named in the proxy statement to a competitive base salary, an annual bonus of not more than fifty per cent of base salary, and competitive retirement benefits.

Supporting Statement

We believe that the compensation of our company's executives is excessive.

The total 2010 compensation of the company's five senior executives came to over $75 million, with a median figure of $14.1 million. Annual bonuses totaled $16.4 million, or over 21 per cent of total compensation. For the five years of 2006-2010, our company spent $395.1 million on total compensation and handed out bonuses of $85.0 million (also 21%). Indeed, for these five years, bonuses **exceeded** base salary by 76%. Given the range of other compensation received by executives – base salary, stock awards, option awards, non-equity incentive plan compensation, pensions, deferred compensation and perks – such a disproportionate allocation of annual bonuses to overall compensation is excessive and unnecessary.

For example, CFO Keith Sherin's bonuses from 2008-2010 totaled $8.225 million significantly exceeding his base salary in the same period of $4.68 million. Similarly, Vice Chairman John Krenicki's base salary in 2009-2010 came to $2.6 million, while his bonus was more than double his salary – $5.5 million.

This compensation excess was most pronounced in the case of Robert C. Wright, former Vice Chairman. For the period 2006-2008, Mr. Wright received $50.9 million in total compensation, of which $17.3 million was in the form of bonus. Mr. Wright received bonuses that were 2.8 times his base salary of $6.2 million!

We believe that our company needs compensation policies that are more focused, transparent, and not driven by excessive discretionary bonuses that distort any notion of reasonable and balanced compensation policies. In our view, it is simply nonsense to assume that an executive may be motivated by "incentives" to enhance the level of his or her performance by a factor of more than 50%.

Finally, we are concerned that high awards of incentive pay may encourage risky behavior. As a New York Times report noted (November 17, 2008), "There is a widespread belief that the way Wall Street awarded bonuses in recent years helped feed the risky behavior that eventually created big losses . . . and helped create the current [economic] crisis." Executive pay should be aligned with the long-term interests of shareholders, and our company should have policies in place that do not undermine the principle of pay for performance. Outsized annual bonuses should not be a practice that is reflected in our company's compensation.

For the reasons outlined above, we urge shareholders to support the proposal.

FAX TRANSMISSION

COMMUNICATIONS WORKERS OF AMERICA
501 3rd Street, NW
Washington, DC 20001
(202) 434-9515
Fax: (202) 434-1201

To: Brackett Denniston Date: 11-14-11

Fax#: Pages: 3, including this cover sheet

From: Tony Daley
Research Economist

Subject:

COMMENTS:

GIBSON DUNN

EXHIBIT B

Lori Zyskowski
Corporate & Securities Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2227
F 203 373 3079
lori.zyskowski@ge.com

November 22, 2011

VIA OVERNIGHT MAIL
Mr. Tony Daley
CWA Research Department
501 Third Street, N.W.
Washington, D.C. 20001-2797

Dear Mr. Daley:

I am writing on behalf of General Electric Co. (the "Company"), which received on November 14, 2011 the shareowner proposal that you submitted on behalf of the CWA Employees Pension Fund (the "Fund") for consideration at the Company's 2012 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Fund's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareowner proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareowner proposal was submitted. The Company's stock records do not indicate that the Fund is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that the Fund has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Fund must submit sufficient proof of its ownership of the requisite number of Company shares as of the date that the Proposal was submitted to the Company. As explained in Rule 14a-8(b), sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Fund's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Fund continuously held the requisite number of Company shares for at least one year; or

(2) if the Fund has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Fund continuously held the requisite number of Company shares for the one-year period.

If the Fund intends to demonstrate ownership by submitting a written statement from the "record" holder of its shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. The Fund can confirm whether its broker or bank is a DTC participant by asking its broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareowners need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Fund's broker or bank is a DTC participant, then the Fund needs to submit a written statement from its broker or bank verifying that, as of the date the Proposal was submitted, the Fund continuously held the requisite number of Company shares for at least one year.

(2) If the Fund's broker or bank is not a DTC participant, then the Fund needs to submit proof of ownership from the DTC participant through which the shares are held verifying that, as of the date the Proposal was submitted, the Fund continuously held the requisite number of Company shares for at least one year. The Fund should be able to find out the identity of the DTC participant by asking its broker or bank. If the Fund's broker is an introducing broker, the Fund may also be able to learn the identity and telephone number of the DTC participant through the Fund's account statements, because the clearing broker identified on the Fund's account statements will generally be a DTC participant. If the DTC participant that holds the Fund's shares is not able to confirm the Fund's individual holdings but is able to confirm the holdings of the Fund's broker or bank, then the Fund needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, as of the date the Proposal was submitted, the requisite number of Company shares were continuously held for at least one year: (i) one from the Fund's broker or bank confirming the Fund's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

In addition, under Rule 14a-8(b), a shareowner wishing to submit a shareowner proposal must provide the company with a written statement that he, she or it intends to continue to hold the requisite number of shares through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. The Fund's letter indicates only that the Fund plans to retain an unspecified number of Company shares through the next Annual Meeting. In order to satisfy this requirement under Rule 14a-8(b), the Fund must submit a written statement that it intends to continue holding the requisite number of shares through the date of the 2012 Annual Meeting of Shareowners.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski

Lori Zyskowski
Corporate & Securities Counsel

Enclosures

cc: George Kohl

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

            B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

            C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

    2. The company must file six paper copies of the following:

        i. The proposal;

        ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

        iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

    Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

    1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

    2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

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Modified: 10/18/2011

GIBSON DUNN

EXHIBIT C

UNITED STATES
POSTAL SERVICE

Date: 12/13/2011

The following is in response to your 12/13/2011 request for delivery information on your Express Mail(R) item number EU50 7684 612U S. The delivery record shows that this item was delivered on 11/23/2011 at 10:33 AM in WASHINGTON, DC 20001 to R CARTER. The scanned image of the recipient information is provided below.

Signature of Recipient: Renee Carter
Renee Carter

Address of Recipient: 501 3rd St. NW Wdc 20001

Thank you for selecting the Postal Service for your mailing needs. If you require additional assistance, please contact your local Post Office or postal representative.

Sincerely,

United States Postal Service

GIBSON DUNN

EXHIBIT D

Communications Workers of America
AFL-CIO, CLC

501 Third Street, N.W.
Washington, D.C. 20001-2797
202/434-1100

RECEIVED
NOV 28 2011
B. B. DENNISTON III

November 22, 2011

Mr. Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

RE: Proof of ownership of GE Common Stock for CWA Pension Plan

Dear Mr. Denniston:

Please find enclosed a letter from SunTrust Bank, Record Holder of GE shares and Custodian for the CWA Employees' Pension Fund, which verifies that that the CWA Pension Fund has held sufficient shares for the requisite time period to be able to file a shareholder resolution.

If you have any questions, please do not hesitate to call me at 202-434-9515, or you can send me an e-mail at tdaley@cwa-union.org.

Sincerely,

Tony Daley
Research Economist

Enclosure

SunTrust

Deborah S. Knight, CFA,CFP
VP, Client Manager
Tel 202 661-0605
Fax 202 879-6073

Foundations & Endowments
Specialty Practice
1445 New York Ave., NW CDC 5303
Washington, DC 20005
deborah.knight@suntrust.com

November 16, 2011

Brackett Denniston
Senior Vice President, Corporate Secretary, and General Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

RE: Proof of ownership of GE Common Stock for CWA Pension Fund

Dear Mr. Denniston:

This letter confirms that the CWA Employees' Pension Fund held over $2,000 at all times of General Electric Common Stock for the period November 1, 2010 through the present date.

The shares were, and still are, held by SunTrust Bank as Custodian for the CWA Pension Fund.

If you have questions, please do not hesitate to call me at 202 661-0605 or I may be reached at Deborah.knight@suntrust.com

Sincerely,

Deborah S Knight

Deborah S. Knight